SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 6, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on January 6, 2011 on the Hong Kong Stock Exchange’s website at:
http://www.hkexnews.hk/listedco/listconews/sehk/20110106/LTN20110106487.pdf to disclose certain profit forecast information in relation to the deemed disposal by the Company of its equity interests in Xiamen Airlines Company Limited (“Xiamen Airlines”), a subsidiary of the Company. The Company, Xiamen Jianfa Group Co., Ltd. and Hebei Aviation Investment Group Co., Ltd (“Hebei Investment”) entered into an agreement on December 20, 2010, pursuant to which Hebei Investment agreed to inject a cash capital (the “Capital Injection”) of RMB 1,460 million into Xiamen Airlines. As a result of the Capital Injection, the Company’s equity interests in Xiamen Airlines decreased from 60% to 51%. This dilution represents a deemed disposal by the Company.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: January 6, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

PROFIT FORECAST IN RELATION TO DISCLOSEABLE TRANSACTION

Reference is made to the announcement of the Company dated 20 December 2010 in relation to the Deemed Disposal. The Company publishes this further announcement incorporating information and documents required under Rule 14.60A of the Listing Rules in relation to the Deemed Disposal.

Reference is made to the announcement of China Southern Airlines Company Limited (the "Company") dated 20 December 2010 in relation to the Deemed Disposal (the "Announcement"). Capitalized terms used in this announcement have the same meanings as defined in the Announcement unless otherwise defined.

Listing Rules compliance

As disclosed in the Announcement, as the income approach was adopted in the Valuation on the net assets value of Xiamen Airlines as at 31 July 2010 carried out by Beijing Zhong Qi Hua Assets Valuation Co., Ltd. (北京中企華資產評估有限責任公司) (the "Valuer") (an independent professional valuer), the Valuation constitutes a profit forecast under Rule 14.61 of the Listing Rules and Rules 14.60A and 14.62 of the Listing Rules are applicable.

Pursuant to Rule 14.62(1) of the Listing Rules, the following are the details of the principal assumptions, including commercial assumptions, upon which the report for the Valuation was issued:

1. Xiamen Airlines will continue its aviation operations and possess all licenses granted by Civil Aviation Administration of China for the continuation of its aviation operations.

2. Politics, laws, regulations, or financial or economic conditions that relate to Xiamen Airlines' operations will not experience any tremendous change.

3. Xiamen Airlines will be ongoing licensed to operate its existing routes and flights and those to be newly incorporated per schedule in future.

4. Xiamen Airlines will maintain an adequate aviation fuel supply from domestic fuel providers at appropriate prices and terms, so as to meet the demands for its flight services. Fuel prices will not have any significant change in future.

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5. Xiamen Airlines will purchase new aircrafts according to its existing plans, and avail itself with sufficient funds to satisfy all capital requirements.

6. Xiamen Airlines will not incur any labor shortage, labor disputes or other adverse factors beyond the management's control in its operations. It will be able to maintain enough staff to complete all scheduled services in future.

7. There will not be any significant change in the regulated ticket prices for domestic routes in future.

8. There will not be any material change in inflation, interest rate or exchange rate in future.

9. Xiamen Airlines will be able to maintain good relationship with its major customers, sales agents and suppliers in future.

10. There will not be any major change in market share occupied by Xiamen Airlines in future. There will not be any substantial change in credit period granted by Xiamen Airlines to its major customers and sales agents or by suppliers to Xiamen Airlines in future.

11. There will not be any significant change in safety standards on aircrafts promulgated by Civil Aviation Administration of China in future.

12. Xiamen Airlines will not have any serious aviation accident in future.

13. There will not be any huge change in domestic aviation market in future.

14. Market share and passenger yield of Xiamen Airlines in future will be largely at the same level as those in 2009 and 2010.

15. There will not be any big change in fuel prices, and fuel surcharges will continue to be levied according to existing standards in future.

16. There will not be any extraordinary items that may incur as a result of force majeure, etc. in future.

KPMG, acting as the reporting accountants of the Company, has reviewed the calculations of the discounted future estimated cash flows, which do not involve the adoption of accounting policies, for the Valuation.

The Directors confirm that the Valuation, which constitutes a profit forecast under the Listing Rules, has been made after due and careful enquiry.

A letter from the Board and a letter from KPMG are included in the Appendices to this announcement for the purpose of Rule 14.62 of the Listing Rules.

As at the date of this announcement, KPMG (certified public accountants) does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate person to subscribe for securities in any member of the Group.

KPMG has given and has not withdrawn its written consent to the publication of this announcement with inclusion of its report and all references to its name in the form and context in which it is included.

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By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

6 January 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

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In compliance with Rule 14.60A of the Listing Rules, the text of each of the letter from KPMG to the Directors confirming it has reviewed the calculations of the discounted future estimated cash flows for the Valuation and the letter from the Board confirming the Valuation has been made by the Directors after due and careful enquiry both dated 6 January 2011, for the purpose of, among other things, inclusion in this announcement are reproduced below:

APPENDIX I – LETTER FROM THE BOARD

Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong

6 January 2011

Dear Sirs,

Re. Discloseable Transaction – Deemed Disposal of Equity Interests in a Subsidiary

We refer to the valuation report dated 6 December 2010 (the ''Valuation Report'') and prepared by Beijing Zhong Qi Hua Assets Valuation Co., Ltd. (北京中企華資產評估有限責任公司) (the ''Valuer'') in relation the valuation of Xiamen Airlines Co., Ltd. (the "Xiamen Airlines"), the Valuation of which constitutes a profit forecast under Rule 14.60A of the Listing Rules.

We have discussed with the Valuer about different aspects including the bases and assumption based upon which the valuation of Xiamen Airlines has been prepared, and reviewed the valuation for which the Valuer is responsible. We have also considered the report from, KPMG, dated 6 January 2011 regarding whether the discounted future estimated cash flows of Xiamen Airlines, so far as the arithmetical calculations are concerned, have been properly complied with the bases and assumptions as set out in the Valuation Report. We have noted that the discounted future estimated cash flows do not involve the adoption of accounting policy.

On the basis of the foregoing, we are of the opinion that the Valuation prepared by the Valuer has been made after due and careful enquiry.

Yours faithfully,
For and on behalf of the board of directors of
China Southern Airlines Company Limited
Si Xian Min
Chairman

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APPENDIX II – LETTER FROM KPMG

The Board of Directors
China Southern Airlines Company Limited
278 Ji Chang Road
Guangzhou
The People's Republic of China

6 January 2011

Dear Sirs

China Southern Airlines Company Limited (the "Company") and its subsidiaries ("the Group")
Discloseable Transaction Regarding a Deemed Disposal of Equity Interests in a Subsidiary (the "Discloseable Transaction")

We have been engaged to report on the arithmetical calculations of the discounted future estimated cash flows on which the business valuation (the "Valuation") dated 6 December 2010, prepared by Beijing Zhong Qi Hua Assets Valuation Co., Ltd. (北京中企华资产评估有限责任公司) ("Zhong Qi Hua") in respect of the appraisal of the fair value of the net assets of Xiamen Airlines Company Limited ("Xiamen Airlines"), a subsidiary of the Company, as at 31 July 2010. The Valuation is set out in the announcement of the Company dated 20 December 2010 (the "Announcement") in connection with the deemed disposal of equity interests in Xiamen Airlines. The Valuation which is determined based on the discounted future estimated cash flows is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Responsibility for the Discounted Future Estimated Cash Flows
The directors of the Company and Zhong Qi Hua are responsible for the preparation of the discounted future estimated cash flows in accordance with the bases and assumptions determined by the directors of the Company and Zhong Qi Hua and as set out in the Valuation. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Reporting Accountants' Responsibility
It is our responsibility to report, as required by Rule 14.62(2) of the Listing Rules, on the arithmetical calculations of the discounted future estimated cash flows on which the Valuation is based.

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